K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

July 28, 2010

VIA EDGAR

Mary A. Cole, Esq.
Securities and Exchange Commission
Washington, DC  20549

Re:	Man-Glenwood Lexington, LLC File Nos. 333-167950 and 811-21173 Man-Glenwood Lexington TEI, LLC File Nos. 333-167949 and 811-21458

Dear Ms. Cole:

We have received the Staff’s comments, provided by letter, and supplemented orally, on July 26, 2010 by Ms. Mary A. Cole, on the above-captioned registration statements filed on Form N-2 by, respectively, Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC (each a "Fund," and collectively, the "Funds").

We respectfully submit this response letter on behalf of the Funds which accompanies a pre-effective amendment reflecting changes in response to the comments.  The response is a joint response to the comments in light of the fact that the disclosure for each of the Funds is substantially identical.  Page numbers refer to the registration statement of Man-Glenwood Lexington, LLC.  Defined terms have the same meanings used by the Funds in their registration statements.  For the Staff’s convenience, we have repeated each comment below, followed by the response.

In addition, in conjunction with this response letter, as discussed the Funds are seeking acceleration of effectiveness of the above filings to July 30, 2010.  Accompanying this letter is the acceleration request of the Funds and of their distributor.

Comment 1:

1.           Paragraph before Table of Contents—Unless the registrants are affiliated with a bank, the disclaimer about FDIC insurance may be omitted.

Response 1:

1.            The requested changes have been made.

Comment 2:

2.           Appendix B Historical Performance—The headings should include a reference to “Private Fund” to make clear that the performance presented is not that of the Funds.

Response 2:

2.           The requested changes have been made.

Comment 3:

3.           Fee Table – The Adviser has waived and/or reimbursed fees pursuant to the contractual expense waiver.  Please revise the fee table to reflect the gross expenses of the Fund and add an expense waiver line to reflect the expenses following the waiver/reimbursement.

Response 3:

3.           The requested changes have been made.

Comment 4:

4.           Fee Table – Because the expense limitation agreement is for one year (although renewable each year), the expense examples following the table should reflect calculation of expenses as though the waiver will end after the first year without renewal.

Response 4:

4.           The requested changes have been made.

*  *  *

If there are any questions, please contact me at 617.261.3231.

Sincerely,

/s/ George J. Zornada

George J. Zornada

Man Investments (USA), LLC
123 N.  Wacker Drive, 28th Floor
Chicago, Illinois 60606

July 28, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:	Ms. Mary A. Cole Division of Investment Management

Re:	Man-Glenwood Lexington, LLC File Nos. 333-167950 and 811-21173; Pre-Effective Amendment No. 1 Man-Glenwood Lexington TEI, LLC File Nos. 333-167949 and 811-21458; Pre-Effective Amendment No. 1

Dear Ms. Cole:

Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC (each, a “Fund” and together, the “Funds”) have filed the above-captioned registration statements on Form N-2 (each, a “Registration Statement”).  Each hereby seeks acceleration of the effectiveness of the applicable Registration Statement as set forth below.

The Funds each hereby request acceleration of the effectiveness of the attached Registration Statement for July 30, 2010.

In support of its request for acceleration, each Fund acknowledges that:

1.           The Fund is responsible for the accuracy and adequacy of the disclosures in the filing;

2.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

3.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

4.           The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours,

Man-Glenwood Lexington, LLC
Man-Glenwood Lexington TEI, LLC

By: /s/ Kirsten M. Ganschow
Kirsten M. Ganschow
Secretary

Man Investments Inc.
123 N. Wacker Drive, 28th Floor
Chicago, Illinois 60606

July 28, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:	Ms. Mary A. Cole Division of Investment Management

Re:	Man-Glenwood Lexington, LLC File Nos. 333-167950 and 811-21173; Pre-Effective Amendment No. 1 Man-Glenwood Lexington TEI, LLC File Nos. 333-167949 and 811-21458; Pre-Effective Amendment No. 1

Ladies and Gentlemen:

The undersigned, as distributor of each above-captioned fund and offering, hereby joins in the request of the funds that the effectiveness of their respective registration statements relating to the securities be accelerated for July 30, 2010.

Man Investments, Inc.

By: /s/ Andrew Stewart
Andrew Stewart
President